NEWS RELEASE

ELD No. 06-05

TSX: ELD  AMEX: EGO

March 23, 2006

2005 Financial and Operational Results

(all figures in United States dollars)

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”)  provides  the Company’s financial and operational   results for the year ended December 31, 2005.

Highlights

•

Increased proven and probable mineral reserves by 15% to over seven million ounces of gold as a result of our 2005 acquisition of the Tanjianshan gold project and our subsequent exploration program at the project.

•

Recorded a net loss for the year of $49.1 million or ($0.17) per share, compared to $13.9 million or ($0.05) per share in 2004.

•

Produced 64,298 ounces of gold at a total cash cost of $416 per ounce

•

Held $33.8 million in cash and short-term deposits at year-end

•

Completed 90% of the construction required on the Kisladag mine in Turkey with planned production in the second quarter of 2006.

•

Continued construction at the Tanjianshan mine in China with planned production in the fourth quarter of 2006.

•

Invested $7.4 million in exploration over the year

•

Completed a net $155.0 million  financing first quarter of 2006

2005 Results

The consolidated net loss for 2005 was $49.1 million or ($0.17) per share, compared with a net loss of $13.9 million or ($0.05) per share in 2004 and a net loss of $45.0 million or ($0.20) per share in 2003.  Our loss in 2005 resulted from a write down of assets of $18.9 million, higher operating costs and depreciation at the Sao Bento mine.  Based on current cash flow analyses and reserve estimates the mine will enter its last full year of production in 2006 as we plan to cease mining operations in the first half of 2007.  Other contributing factors to the net loss for the year were increased general and administrative costs associated with the start-up of the Kisladag mine and higher exploration expenditures.

In 2005, we sold 66,804 ounces of gold for $29.7 million at an average realized selling price of $444 per ounce. This compares to 2004 gold sales of 81,913 ounces for $33.5 million at an average realized price of $409 per ounce.

Eldorado is in a strong financial position and at December 31, 2005, we held $33.8 million in cash and short-term deposits and $50.0 million in a reserve account, substantially offsetting our debt of $50.8 million. We remain hedge free. On February 7, 2006, we closed a financing that resulted in net proceeds of $155.0 million (CDN$178.9 million). This financing gives us sufficient funds to develop and explore our properties in Turkey, China and Brazil, acquire late-stage development gold properties in China, make other acquisitions and carry out general corporate activities.

2005 Reserves and Resource - As of December 31, 2005

Eldorado has 7.1 million ounces of proven and probable gold reserves. We have 9.8 million ounces of measured and indicated gold resources and 1.7 million ounces of inferred gold resources.

Operating Performance

In 2005, São Bento produced 64,298 ounces of gold at cash cost of $407 per ounce. Production was down 21.6% from 2004 due to problems with ground stability, lower grade and interruptions during the completion of the shaft-deepening project.  Total cash costs increased 37.8% from 2004 because of lower gold production, increased costs for ground support and a 12.1% appreciation of the Brazilian Real against the US dollar.

Development

Construction will be complete and production will commence in the second quarter 2006 at the Kisladag mine. We are currently projecting production of 120,000 ounces of gold in 2006 at an operating cost of $215 per ounce. The projected capital costs for Phase 1 remain unchanged at $83.0 million.

In 2005, we received the Environmental Positive Certificate for Efemçukuru, successfully completing the first stage of the permitting process. In 2006, we will continue to advance this project through permitting and feasibility, with construction expected to begin in 2007 and production in 2008.

Approximately 60% of the construction required at the Tanjianshan mine in China is complete.  Start-up is on schedule for the fourth quarter of 2006.  Our estimated capital costs for this mine are now $63.4 million, based on revisions to the tailings dam design and increases in engineering, procurement and construction management costs. We expect that Tanjianshan will produce 40,000 ounces of gold in 2006 at a cash cost of $320 per ounce.

Exploration Outlook

In 2005, we spent $7.4 million on exploration programs in Turkey, Brazil and China. Our exploration budget for 2006 will increase to $14.0 million and we will continue to advance our pipeline of promising properties in these three countries.

Turkey

In 2005, our exploration activities in Turkey centered on the joint venture AS project, where our 2005 drilling results confirmed that the project is an extensive copper-gold porphyry system. In 2006, we’ll continue to outline the mineralization over the target areas and will begin preliminary metallurgical test work on core samples.

Other planned exploration work in 2006 includes conducting a magnetic survey and completing 4,500 meters of core and reverse circulation drilling at the Koyalhisar project; trenching and completing reverse circulation drilling at Mahmur Tepe; and conducting 1,500 meters of reverse circulation drilling at the Bayramic project.

Brazil

The results from our 2005 diamond drilling program at the Vila Nova gold project indicated that all holes intersected gold mineralization. In 2006, we’ll map and sample the on-strike extensions of the main gold trends, carry out a detailed ground geophysical survey, drill the down-plunge extensions of the main target areas and begin metallurgical test work on surface and core samples.

The 2005 drilling program at the Vila Nova iron ore project projected an 8 million tonne resource grading 61% iron.  In 2006 we plan a feasibility study, 1,500 meters of infill and extension drilling, metallurgical test work, and a preliminary site layout.

China

Our exploration work in 2005 at Tanjianshan consisted of a 52-hole drilling program, which increased the resource by 30 percent to a measured and indicated resource of 1.346 million ounces. We increased the proven and probable gold reserves to 1.115 million ounces.

Corporate

"This last year was one of intense activity,” said Paul Wright, President and Chief Executive Officer. “We completed the majority of our construction at Kisladag; a project we advanced from a greenfield exploration discovery into what will soon be one of the largest gold mines in Europe. The year also saw us acquire Afcan Mining Corporation, which gave us a low-cost and low risk entry into China and the Tanjianshan gold project. When we finish construction at Tanjianshan later this year, we will be the first North American mining company producing gold in China.”

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Eldorado will host a conference call today to discuss the 2005 Financial Results at 11:00 a.m. EST (8:00 a.m. PST).  You may participate in the conference call by dialing 416-695-5261 in Toronto or 1-877-888-7019 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold.  The call will be available on Eldorado’s website. www.eldoradogold.com.  A replay of the call will be available for one week by dialing 416-695-5275 in Toronto or 1-888-509-0081toll free in North America and entering the Pass code: 617033.

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s technical reports, including the Prospectus dated January 31, 2006 and other reports filed under the Company’s name at www.sedar.com.  A qualified person has verified the data contained in this release.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Prospectus dated January 31, 2006.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Prospectus dated January 31, 2006.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

PRODUCTION HIGHLIGHTS1

	First Quarter 2005	Second Quarter 2005	Third Quarter 2005	Fourth Quarter 2005	Fourth Quarter 2004	2005	2004
Gold Production
Ounces produced	14,311	14,932	18,842	16,212	21,460	64,298	82,024
Cash Operating Cost ($/oz)[5]	403	434	368	433	306	407	294
Total Cash Cost ($/oz)[2,5]	413	440	377	442	313	416	302
Total Production Cost ($/oz)[3,5]	589	579	494	610	367	564	358
Realized Price ($/oz - sold) [4]	428	425	435	486	430	444	409
São Bento Mine, Brazil
Ounces produced	14,311	14,932	18,842	16,212	21,460	64,298	82,024
Tonnes to Mill	67,328	80,244	90,074	73,057	90,845	310,703	366,729
Grade (grams / tonne)	8.31	6.93	7.69	7.85	8.80	7.67	8.40
Cash Operating Cost ($/oz)[5]	403	434	368	433	306	407	294
Total Cash Cost ($/oz)[2,5]	413	440	377	442	313	416	302
Total Production Cost ($/oz)[3,5]	589	579	494	610	367	564	358

1

Cost figures calculated in accordance with Gold Institute Standard

2

Cash Operating Costs plus royalties and the cost of off-site administration.

3

Total Cash Cost plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Excludes amortization of deferred gain or loss.

5

Cash operating, total cash and total production costs are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities.  Please see section “Non-GAAP Measures” of the MD&A.

Eldorado Gold Corporation
Consolidated Balance Sheets
As At December 31
(Expressed in thousands of U.S. dollars)
	2005	2004

ASSETS
Current Assets
Cash and cash equivalents	$33,826	$135,390
Accounts receivable	8,264	8,705
Prepaids	2,024	-
Inventories (Note 5)	7,597	5,927
	51,711	150,022

Property, plant and equipment (Note 6)	186,610	52,337
Other assets	6,288	-
Mineral properties and deferred development (Note 6)	23,326	22,676
Investments and advances (Note 9)	562	1,224
Deposits (Note 4)	50,000	-
Goodwill (Note 3)	2,238	-
	$320,735	$226,259

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$19,730	$6,005
Current portion of capital lease obligation	37	-
Current portion of long term debt (Note 4)	1,488	-
	21,255	6,005

Asset retirement obligation (Note 7)	11,143	8,059
Capital lease obligation	90	-
Contractual severance obligation	2,437	636
Future income taxes (Note 10)	10,051	4,598
Long term debt (Note 4)	50,832	-
	95,808	19,298

SHAREHOLDERS' EQUITY
Share capital (Note 8)	573,721	508,373
Contributed surplus	1,996	1,094
Stock based compensation (Note 8)	5,980	5,138
Deficit	(356,770)	(307,644)
	224,927	206,961
	$320,735	$226,259

Commitments and Contingencies (Note 11)
Subsequent event (Note 14)

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
For The Years Ended December 31
(Expressed in thousands of U.S. dollars except per share amounts)
2005		2004	2003

Revenue
Gold sales	$29,680	$33,153	$36,814
Interest and other income	4,117	2,762	1,415
	33,797	35,915	38,229
Expenses
Operating costs	35,378	33,109	22,863
Depletion, depreciation and amortization	9,798	4,431	10,321
General and administrative	12,976	5,531	4,961
Exploration expense	7,386	4,312	2,009
Interest and financing costs	88	25	569
Loss on settlement of convertible debenture	-	-	227
Stock based compensation expense	1,961	2,894	1,106
Accretion of asset retirement obligation	484	430	406
Writedown of assets	19,537	-	44,645
Loss (gain) on disposals of property, plant & equipment	(5,727)	(30)	186
Foreign exchange loss (gain)	547	(196)	(6,494)
	82,428	50,506	80,799

Loss before income taxes	(48,631)	(14,591)	(42,570)

Tax recovery (expense) (Note 10)
Current	(152)	1,406	1,107
Future	(343)	(757)	(3,570)
Net loss for the year	$(49,126)	$(13,942)	$(45,033)

Deficit at the beginning of the year:
As previously reported	(307,644)	(293,702)	(247,649)
Change in accounting policy	-	-	(1,020)
As restated	$(307,644)	$(293,702)	$(248,669)

Deficit at the end of the year	$(356,770)	$(307,644)	$(293,702)

Weighted average number of shares outstanding	284,004,311	257,643,212	221,770,349
Basic loss per share - U.S.$	$(0.17)	$(0.05)	$(0.20)
Basic loss per share - CDN.$ - (yearly avg. rate)	$(0.19)	$(0.07)	$(0.28)
Diluted loss per share - U.S.$	$(0.17)	$(0.05)	$(0.20)

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For The Years Ended December 31
(Expressed in thousands of U.S. dollars)
2005		2004	2003

Cash flows from operating activities
Net loss for the year	$(49,126)	$(13,942)	$(45,033)
Items not affecting cash
Depletion, depreciation and amortization	9,798	4,431	10,321
Future income taxes	343	757	3,570
Writedown of assets	19,537	28	44,929
(Gain) loss on disposals of property, plant and equipment	(227)	8	-
Loss on settlement of convertible debenture	-	-	227
Interest and financing costs	-	-	127
Amortization of hedging gain	-	329	(2,286)
Stock based compensation expense	2,426	3,720	1,418
Contractual severance expense	1,801	318	318
Accretion of asset retirement obligation	484	430	406
Foreign exchange (gain) loss	(976)	450	(6,850)
Change in non-cash working capital	2,006	(6,955)	(3,501)
	(13,934)	(10,426)	3,646
Cash flow from investing activities
Acquisition of Afcan Mining Corporation - net cash acquired	664	-	-
Property, plant and equipment	(88,757)	(22,772)	(9,391)
Proceeds from disposals of property, plant and equipment	227	357	-
Mineral properties and deferred development	(650)	(573)	(3,604)
Investments and advances	-	-	(1,196)
Proceeds from disposals of investments and advances	-	70	-
	(88,516)	(22,918)	(14,191)
Cash flow from financing activities
Long-term debt	50,000	-	-
Repayment of long-term debt	(986)	-	-
Repayment of convertible debentures	-	-	(7,150)
Deposits	(50,000)	-	-
Issue of common shares:
Voting - for cash	7,184	63,708	78,619
Other assets	(6,288)	-	-
	(90)	63,708	71,469
Foreign exchange gain (loss) on cash held in foreign currency	976	(439)	6,914
Net (decrease) increase in cash and cash equivalents	(101,564)	29,925	67,838
Cash and cash equivalents at beginning of the year	135,390	105,465	37,627
Cash and cash equivalents at end of the year	$33,826	$135,390	$105,465